UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
UNDER THE SECURITIES ACT OF 1934
(AMENDMENT NO. 1) *

TURBOCHEF TECHNOLOGIES, INC.

(NAME OF ISSUER)

COMMON STOCK

(TITLE OF CLASS OF SECURITIES)

900006206

(CUSIP NUMBER)

Brad L. Shiffman, Esq.
Blank Rome LLP
405 Lexington Avenue
New York, New York 10174
(212) 885-5442

(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS)

December 18, 2006

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), CHECK THE FOLLOWING BOX |_|.

NOTE: SCHEDULES FILED IN PAPER FORMAT SHALL INCLUDE A SIGNED ORIGINAL AND FIVE COPIES OF THE SCHEDULE, INCLUDING ALL EXHIBITS. SEE §240.13d -7 FOR OTHER PARTIES TO WHOM COPIES ARE TO BE SENT .

*THE REMAINDER OF THIS COVER PAGE SHALL BE FILLED OUT FOR A REPORTING PERSON’S INITIAL FILING ON THIS FORM WITH RESPECT TO THE SUBJECT CLASS OF SECURITIES , AND FOR ANY SUBSEQUENT AMENDMENT CONTAINING INFORMATION WHICH WOULD ALTER DISCLOSURES PROVIDED IN A PRIOR COVER PAGE .

THE INFORMATION REQUIRED ON THE REMAINDER OF THIS COVER PAGE SHALL NOT BE DEEMED TO BE “FILED” FOR THE PURPOSE OF SECTION 18 OF THE SECURITIES EXCHANGE ACT OF 1934 ("ACT ") OR OTHERWISE SUBJECT TO THE LIABILITIES OF THAT SECTION OF THE A CT BUT SHALL BE SUBJECT TO ALL OTHER PROVISIONS OF THE A CT ( HOWEVER , SEE THE NOTES ).

CUSIP NO. 9000 06 206

1.	NAMES OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).
JEFFREY B. BOGATIN

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(A): ☐
(B): ☐

3.	SEC USE ONLY

4.	SOURCE OF FUNDS (SEE INSTRUCTIONS)
N/A

5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6.	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF	7.	SOLE VOTING POWER
SHARES		776,364 as of December 18, 2006
BENEFICIALLY
OWNED BY	8.	SHARED VOTING POWER
EACH		702,800 as of December 18, 2006
REPORTING
PERSON WITH	9.	SOLE DISPOSITIVE POWER
		702,800 as of December 18, 2006

10 SHARED DISPOSITIVE POWER
702,800 as of December 18, 2006

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,479,164 as of December 18, 2006.

12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
5.1%

14.	TYPE OF REPORTING PERSON*
IN

Item 1. Security and Issuer.

This Amendment No. 1 amends and supplements the Schedule 13D filed by Jeffrey B. Bogatin (the “Reporting Person”) relating to the common stock, par value $.01 per share ("Common Stock"), of TurboChef Technologies, Inc. (the "Company"). The principal executive offices of the Company are located at Six Concourse Parkway, Suite 1900, Atlanta, Georgia 30328. The Reporting Person has participated in transactions that resulted in changes in information previously reported for securities over which the Reporting Person is the beneficial owner.

Item 4. Purpose of Transaction

The following open market sales of Common Stock from November 1, 2006 through December 18, 2006 at prices ranging from $12.75 to $16.25 are reported herein by the Reporting Person:

(i)	an aggregate of 33,329 shares of Common Stock by Rebecca Nan Bogatin 1990 Trust (“Trust 1”);
(ii)	an aggregate of 30,500 shares of Common Stock by Rachel Lauren Bogatin 1998 Irrevocable Trust (“Trust II”); and
(iii)	an aggregate of 30,000 shares of Common Stock by the Bogatin Family Foundation (the “Foundation”).

Item 5. Interest in Securities of the Issuer

According to the Company’s Form 10-Q for the quarter ended September 30, 2006, there were, as of November 1, 2006, 28,986,598 shares of Common Stock issued and outstanding.

As of December 18, 2006, the Reporting Person beneficially owned 1,479,164 shares of Common Stock, consisting (i) 776,364 shares owned by the Reporting Person, (ii) 315,435 shares of Common Stock owned by Trust I which was established for the benefit of one of the Reporting Person’s daughters, where the Reporting Person and his wife are trustees, (iii) 308,264 shares owned by Trust II which was established for the Reporting Person’s other daughter where the wife of the Reporting Person is a trustee and (iii) 79,101 shares of Common Stock held by the Bogatin Family Foundation, of which the Reporting Person and his wife and one of their daughters are officers and/or directors (but as to which they have no pecuniary interest), comprising 5.1% of the issued and outstanding shares of the Common Stock.

The Reporting Person has sole power to dispose of an aggregate of 776,364 of such shares.

The Reporting Person shares the power to vote and dispose of the shares held by Trust I.

The Reporting shares the power to vote and dispose of the shares held by Trust II.

The Reporting shares the power to vote and dispose of the shares held by the Bogatin Family Foundation.

SIGNATURE

After reasonable inquiry, and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: December 21, 2006
/s/ Jeffrey B. Bogatin
Jeffrey B. Bogatin